As filed with the Securities and Exchange Commission on May 27, 1998
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

================================================================================

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.       EXACT NAME OF TRUST:

         Schwab Trusts, Schwab Ten Trust, 1998 Series B

B.       NAME OF DEPOSITORS:

         Charles Schwab & Co., Inc.                                             Reich & Tang Distributors, Inc.

C.       COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

         Charles Schwab & Co., Inc.                                             Reich & Tang Distributors, Inc.
         101 Montgomery Street                                                  600 Fifth Avenue
         San Francisco, California 94104                                        New York, New York 10020

D.       NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                                                COPY TO:
         FRANCES COLE, ESQ.                 PETER J. DEMARCO                    MICHAEL R. ROSELLA, Esq.
         Charles Schwab & Co., Inc.         Reich & Tang Distributors, Inc.     Battle Fowler LLP
         101 Montgomery Street              600 Fifth Avenue                    75 East 55th Street
         San Francisco, California 94104    New York, New York 10020            New York, New York 10022
                                                                                (212) 856-6858

E.       TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

         An indefinite number of Units of Schwab Trusts, Schwab Ten Trust, 1998
         Series B is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F.       PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
         REGISTERED:

         Indefinite

G.       AMOUNT OF FILING FEE:

         No filing fee required.

H.       APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

         As soon as practicable after the effective date of the Registration Statement.

         The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specify states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on each date as the Commission, acting pursuant to said Section 8(a), may determine.




717909.1

                    Subject to Completion, Dated May 27, 1998
--------------------------------------------------------------------------------

                                 Charles Schwab

--------------------------------------------------------------------------------

                                  SCHWAB TRUSTS
                         SCHWAB TEN TRUST, 1998 SERIES B


         The final prospectus for a prior Series of Schwab Trusts, Schwab Ten Trust is hereby incorporated by reference and used as a preliminary prospectus for Schwab Trusts, Schwab Ten Trust, 1998 Series B. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

================================================================================


================================================================================

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       PROSPECTUS PART A DATED JULY , 1998

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SAID OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

         The employees of Reich & Tang Distributors L.P. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet on Form S-6.
         The Cross-Reference Sheet (incorporated by reference to the Cross-
           Reference Sheet to Amendment No. 2 to the Registration Statement of Schwab Trusts, Schwab Ten Trust, 1997 Series A).
         The Prospectus consisting of           pages.
         Undertakings.
         Signatures.

         Listed below is the name and registration number of the previous series of Schwab Trusts, the final prospectus of which properly supplemented, might be used as preliminary prospectuses for Schwab Trusts, Schwab Ten Trust 1998 Series
B. This final prospectus is incorporated herein by reference.
                  Schwab Trusts, Schwab Ten Trust, 1997 Series A
                  (Registration No. 333-31133)
                  Schwab Trusts, Schwab Ten Trust, 1998 Series A
                  (Registration No. 333-44589)

         Written consents of the following persons:
                  Battle Fowler LLP (included in Exhibit 3.1)
                  Ernst & Young LLP


     The following exhibits:

      *99.1.1      -- Reference Trust Agreement including certain amendments to the Trust Indenture and Agreement referred to under
                      Exhibit 99.1.1.1 below.
       99.1.1.1    -- Form of Trust Indenture and Agreement (filed as Exhibit
                      1.1.1 to Amendment No. 2 to Form S-6 Registration
                      Statement No. 333-31133 of Schwab Trusts, Schwab Ten
                      Trust, 1997 Series A on November 4, 1997 and incorporated
                      herein by reference).
       99.1.3.5    -- Restated Articles of Incorporation of Charles Schwab &
                      Co., Inc (filed as Exhibit 1.3.5 to Amendment No. 2 to
                      Form S-6 Registration Statement No. 333-31133 of Schwab
                      Trusts, Schwab Ten Trust, 1997 Series A on November 4,
                      1997 and incorporated herein by reference).
       99.1.3.6    -- Certificate of Amendment of Articles of Incorporation of
                      Charles Schwab & Co., Inc (filed as Exhibit 1.3.6 to
                      Amendment No. 2 to Form S-6 Registration Statement No.
                      333-31133 of Schwab Trusts, Schwab Ten Trust, 1997 Series
                      A on November 4, 1997 and incorporated herein by
                      reference).
       99.1.3.7   --  Amended and Restated Bylaws of Charles Schwab & Co., Inc
                      (filed as Exhibit 1.3.7 to Amendment No. 2 to Form S-6
                      Registration Statement No. 333-31133 of Schwab Trusts,
                      Schwab Ten Trust, 1997 Series A on November 4, 1997 and
                      incorporated herein by reference).
       99.1.3.8   --  Certificate of Incorporation of Reich & Tang Distributors,
                      Inc. (filed as Exhibit 1.3.5 to Form S-6 Registration
                      Statement No. 333-44301 of Equity Securities Trust, Series
                      16, Signature Series, Zacks All- Star Analysts Trust III
                      on January 15, 1998 and incorporated herein by reference).
       99.1.3.9.  --  By-Laws of Reich & Tang Distributors, Inc. (filed as
                      Exhibit 1.3.6 to Form S-6 Registration Statement No.
                      333-44301 of Equity Securities Trust, Series 16, Signature
                      Series, Zacks All-Star Analysts Trust III on January 15,
                      1998 and incorporated herein by reference).
      *99.3.1     --  Opinion of Battle Fowler LLP as to the legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.
       99.6.0     --  Power of Attorney of Reich & Tang Distributors, Inc., the
                      Depositor, by its officers and a majority of its Directors
                      (filed as Exhibit 6.0 to Form S-6 Registration Statement
                      No. 333-44301 of Equity Securities Trust, Series 16,
                      Signature Series, Zacks All-Star Analysts Trust III on
                      January 15, 1998 and incorporated herein by reference).

--------
*     To be filed by Amendment.

717909.1
                                      II-1

       99.6.1     --  Powers of Attorney of Charles Schwab & Co., Inc., the
                      Depositor, by its officers and a majority of its Directors (filed as Exhibit 6.1 to Form S-6 Registration Statement No. 333-31133 of Schwab Trusts, Schwab Strategic Ten Trust, 1997 Series A on July 11, 1997 and incorporated herein by reference).

      *99.27     --   Financial Data Schedule (for EDGAR filing only).


717909.1
                                      II-2

                           UNDERTAKING TO FILE REPORTS

                  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, the Registrant, Schwab Trusts, Schwab Ten Trust, 1998 Series B, has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 27th day of May, 1998.

                                             SCHWAB TRUSTS, SCHWAB
                                             TEN TRUST, 1998 SERIES B
                                             (Registrant)



                                             CHARLES SCHWAB & CO., INC.
                                             (Depositor)



                                             By /s/ JIM WHITE
                                                ----------------------------
                                                  Jim White
                                             (Authorized Signator)


                  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Charles Schwab & Co., Inc., the Depositor, in the capacities and on the dates indicated.

                    Name                                        Title                     Date
DAVID POTTRUCK                               Chief Executive Officer and Director

STEVEN SCHEID                                Chief Financial Officer and Director

CHARLES R. SCHWAB                            Director                                    May 27, 1998
                                                                                         By  /s/ JIM WHITE
                                                                                             ----------------------------
                                                                                              Jim White
                                                                                                      Attorney-In-Fact*

--------
* Executed copies of Powers of Attorney were filed as Exhibit 6.1 to Registration Statement No. 333-31133 on July 11, 1997.

717909.1
                                      II-3

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Schwab Trusts, Schwab Ten Trust, 1998 Series B, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 27th day of May, 1998.

                                    SCHWAB TRUSTS, SCHWAB
                                    TEN TRUST, 1998 SERIES B
                                        (Registrant)

                                    REICH & TANG DISTRIBUTORS, INC.
                                        (Depositor)
                                    By:  Reich & Tang Asset Management, Inc.

                                    By /s/ PETER J. DEMARCO
                                       --------------------------------------
                                             Peter J. DeMarco
                                             (Authorized Signator)

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Distributors, Inc., the Depositor, in the capacities and on the dates indicated.

                    Name                                        Title                            Date
RICHARD E. SMITH, III                        President and Director

PETER S. VOSS                                Director

G. NEAL RYLAND                               Director

STEVEN W. DUFF                               Director

ROBERT F. HOERLE                             Managing Director                           May 27, 1998

PETER J. DEMARCO                             Executive Vice President

RICHARD I. WEINER                            Vice President                              By /s/ PETER J. DEMARCO
                                                                                            ----------------------------
                                                                                                   Peter J. DeMarco
                                                                                                   Attorney-In-Fact*

BERNADETTE N. FINN                           Vice President

LORRAINE C. HYSLER                           Secretary

RICHARD DE SANCTIS                           Treasurer

EDWARD N. WADSWORTH                          Executive Officer

--------
* Executed copies of Powers of Attorney were filed as Exhibit 6.0 to Registration Statement No. 333-44301 on January 15, 1998.

717909.1
                                      II-4

                         CONSENT OF INDEPENDENT AUDITORS

         We consent to the reference made to our firm under the caption "Independent Auditors" in Part B of the Prospectus and to the use of our report dated________, 1998, in this Registration Statement (Form S-6 No. 333-_______) of Schwab Trusts, Schwab Ten Trust, 1998 Series B.


New York, New York
_______, 1998                                      ERNST & YOUNG LLP

717909.1
                                      II-5